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Minority-ownedWomen-led
Sugarholic Desserts

Bakery

Atlanta, GA 30301
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $30,000 invested.
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THE PITCH
Sugarholic Desserts is seeking investment to to launch nationwide on Home Shopping Marketplace.
Our Story

Birthed into a lineage of culinary creatives, Teasha knew her whole life she wanted to own a bakery. In 2014, she enrolled in Le Cordon Bleu in Las Vegas to begin her formal training. As a single mother, she was a student by day and bartender by night crafting drinks on the world famous Las Vegas Strip to make ends meet. Vegas nightlife introduced her to a whole new world of cocktails she never knew existed. Over time, she began to merge school and craft; meticulously matching spirits into her baking and creating one of kind dessert experiences. The practice became a passion.

In 2019, Teasha decided her passion was ready to be shared with a national audience. With the use of quality ingredients and top of the line spirits, she launched her own signature line of handcrafted desserts called Sugarholic Desserts. Her innovative desserts do more than add "booze" to baked goods as a gimmick but rather use alcohol as a flavor enhancer and elevated epicurian event.

The Caketini - Our Flagship Product

Sugarholic Desserts' breakthrough star, "The Caketini" is a one-of-a-kind creation made up of decadent infused cake layers and boozy homemade icing nestled deliciously inside of a reusable keepsake martini shaker. Each Caketini also comes with a specialty drink recipe card which allows customers to extend their experience long after their last bite. The proof is in every bite. A harmonic blend of spirits and sweet decadence that allows you to "have your drink but eat it too!"

The Opportunity

Sugarholics Desserts was founded by former chef and mixologist Teasha Chestnut, As single mother, she became a student by day and bartender by night crafting drinks on the world famous Las Vegas Strip to make ends meet. Vegas nightlife introduced her to a whole new world of cocktails that she never knew existed. She continued to hone her skills and soon began to incorporate her cocktail knowledge into her baking catalog, meticulously matching the spirits to the flavor profiles to create one of kind desserts experiences.

We're running an investment campaign through Mainvest to enable us to fund increased inventory ahead of a secured partnership with The Home Shopping Marketplace this holiday season. Through the partnership we will be showcasing our holiday collection to a national viewership over over 30 million American consumers. As part of the launch, we will be debuting our newest Caketini flavor, Dee's Cake, named after Teasha's Grandmother Deola and her love for sweet potatoes. This delicate and distinctive dessert, consist of a pralines and cream frosting infused with pecan liqueur and a sweet potato cake infused with fellow Black Woman-owned company Uncle Nearest whiskey.

Teasha's motto is "Have your drink but eat it, too," and Sugarholic Desserts has built a strong following based on the decadence, flavor, and presentation of the signature product Caketini. The Caketini, is comprised of cakes infused with premium spirits, packaged inside of a reusable 7 oz cocktail shaker and nestled between layers of handcrafted, spirit-infused icing, creating the ultimate 'adults only' desserts experience. Each Caketini is individually packaged for safe, Covid-safe celebration, and features a drink recipe card based on the Caketini selected so you can recreate the Caketini experience at home.

Empowering Black Entrepreneurship

Sugarholic Desserts has a commitment to working with other Black Woman-owned products as part of our core business model. As we continue to build our brand and business, we look for strategic partnerships with Black-owned entrepreneurs across our marketing, distribution, and supply chain.

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THE TEAM
Teasha Chestnut
Owner and Head Dessertender

Birthed into a lineage of culinary creatives, Teasha knew her whole life she wanted to own a bakery. In 2014, she enrolled in Le Cordon Bleu in Las Vegas to begin her formal training. As a single mother, she was a student by day and bartender by night crafting drinks on the world famous Las Vegas Strip to make ends meet. Vegas nightlife introduced her to a whole new world of cocktails she never knew existed. Over time, she began to merge school and craft; meticulously matching spirits into her baking and creating one of kind dessert experiences. The practice became a passion.

In 2019, Teasha decided her passion was ready to be shared with a national audience. With the use of quality ingredients and top of the line spirits, she launched her own signature line of handcrafted desserts called Sugarholic Desserts. Her innovative desserts do more than add "booze" to baked goods as a gimmick but rather use alcohol as a flavor enhancer and elevated epicurian event.

Sugarholic Desserts' breakthrough star, "The Caketini" is a one-of-a-kind creation made up of decadent infused cake layers and boozy homemade icing nestled deliciously inside of a reusable keepsake martini shaker. Each Caketini also comes with a specialty drink recipe card which allows customers to extend their experience long after their last bite. The proof is in every bite. A harmonic blend of spirits and sweet decadence that allows you to "have your drink but eat it too!"

This is a preview. It will become public when you start accepting investment.
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PRESS
Stock up: Buy these three treats for your Valentine

Treat your valentine to chocolates, boozy desserts and treats made with special sugar.

50 diverse Atlanta small businesses selected for support through Emory's Start:ME program

Start:ME, led by Goizueta Business School, offers free training for small business owners in East Lake, Clarkston and Southside Atlanta. Businesses in the 2020 cohort represent a broad spectrum from baking to fitness to farming and beyond.

With Caketinis, You Can Have Your Drink and Eat It Too!

If you love cake and also enjoy a good cocktail, then today is your lucky day. I'm here to tell you that your dream dessert exists (and ships nationwide). It's called a Caketini and it's

In Gentrifying Atlanta, Black-Owned Food Businesses Are Banding Together to Survive—and Thrive [Bonappetit Mag Feature]

Driving her minivan through Atlanta's historic West End, Keitra Bates points out the signs of change. There are patterns, she tells me, when it comes to determining which houses are occupied by long-term Black residents and which ones belong to the mostly white newcomers. Patterns you might not notice if you don't know what to look for.

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WHAT WE'RE ALL ABOUT... MORE THAN JUST THE PRODUCT.
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Get to know Chef Teasha Chestnut, Owner of Sugarholic Desserts

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SUGARHOLIC DESSERT BUSINESS PLAN
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,750,000 $2,915,000 $3,060,750 $3,213,788 $3,374,477
Cost of Goods Sold $1,118,000 $1,200,000 $1,800,000 $1,850,000 $1,900,000
Gross Profit $1,632,000 $1,715,000 $1,260,750 $1,363,788 $1,474,477

EXPENSES

Operating Profit $1,632,000 $1,715,000 $1,260,750 $1,363,788 $1,474,477
This information is provided by Sugarholic Desserts. Mainvest never predicts or projects performance, and has not reviewed or audited this
financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Sugarholic Desserts Pro Forma.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $175,000
Amount Invested $0
Investors 0
Investment Round Ends September 11, 2021
Summary of Terms
Legal Business Name Sugarholic Desserts LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $30,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1.5%-5.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2029
Financial Condition
Historical milestones

Sugarholic Desserts has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in [City, State]
Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].
Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which
implied gross profit margin of [Y%].
Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of [Date], Sugarholic Desserts has debt of [$X] outstanding and a cash balance of [$Y]. This debt is sourced primarily from [Source of debt]
and will be senior to any investment raised on Mainvest. In addition to the Sugarholic Desserts's outstanding debt and the debt raised on

Mainvest, Sugarholic Desserts may require additional funds from alternate sources at a later date.

Forecasted milestones

Sugarholic Desserts forecasts the following milestones:

Secure lease in [City, State] by [Month, Year].
Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]
Achieve [$X] revenue per year by [Year].
Achieve [$Y] profit per year by [Year].
Subsequent events to historical financials

Since the latest available financial statements of Sugarholic Desserts, we have had the following material changes and trends:

Increase in costs relating to [Category].
Purchased equipment for [Category].
Took out a loan for [$X] to purchase [item].
Financial liquidity

Sugarholic Desserts has a [strong, moderate, low] liquidity position due to its [low, medium, high] cash reserves as compared to debt and other liabilities. Sugarholic Desserts expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sugarholic Desserts to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Sugarholic Desserts operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sugarholic Desserts competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Sugarholic Desserts's core business or the inability to compete successfully against the with other competitors could negatively affect Sugarholic Desserts's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Sugarholic Desserts's management or vote on and/or influence any managerial decisions regarding Sugarholic Desserts. Furthermore, if the founders or other key personnel of Sugarholic Desserts were to leave Sugarholic Desserts or become unable to work, Sugarholic Desserts (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Sugarholic Desserts and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Sugarholic Desserts is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Sugarholic Desserts might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Sugarholic Desserts is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Sugarholic Desserts

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sugarholic Desserts's financial performance or ability to continue to operate. In the event Sugarholic Desserts ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Sugarholic Desserts nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Sugarholic Desserts will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Sugarholic Desserts is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Sugarholic Desserts will carry some insurance, Sugarholic Desserts may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Sugarholic Desserts could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Sugarholic Desserts's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Sugarholic Desserts's management will coincide: you both want Sugarholic Desserts to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Sugarholic Desserts to act conservative to make sure they are best equipped to repay the Note obligations, while Sugarholic Desserts might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Sugarholic Desserts needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Sugarholic Desserts or management), which is responsible for monitoring Sugarholic Desserts's compliance with the law. Sugarholic Desserts will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Sugarholic Desserts is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Sugarholic Desserts fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Sugarholic Desserts, and the revenue of Sugarholic Desserts can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Sugarholic Desserts to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Sugarholic Desserts. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Sugarholic Desserts isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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